INVEST IN **HIDEOUT**

We're building an entirely new restaurant business for a delivery-first world



findhideout.com Los Angeles CA

Food | Infrastructure | Retail | B2C | Operations

LEAD INVESTOR

Brett Brohl Managing Partner, Bread and Butter Ventures

The team is uniquely positioned to leverage small footprint kitchens to build a full stack back of house solution that will enable the future of the restaurant industry. Starting with own-brand Hideout has the potential to be a significant player in what restaurants look like in the next 10 years. Brian's prior success as an entrepreneur and expertise in digital marketing and customer acquisition combined with Danielle's experience at Michelin star restaurants will enable Hideout to build and grow a tremendous business.

Invested $200,000 this round

Learn about Lead Investors

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Highlights

1. Team that has previously started and sold a social gaming company and led Michelin starred kitchens
2. Backed by Y Combinator and Bread and Butter Ventures
3. Where most ghost kitchens see food as a commodity, we believe quality and experience win long term
4. Revenue grew 5X when we moved from a shared kitchen into our own space, validating our model
5. Currently $500K run rate out of 1 kitchen. Rated 4.5 stars on Yelp, 31% customer re-order rate
6. Unit economics are 4X more profitable than restaurants at scale
7. Can launch national food brands faster and for less CapEx. Kitchens cost $50-200K, payback in months

Our Team



Brian Leung Co-founder & CEO

Cofounder and CEO of Blue Shell Games with 1M daily actives and $11M annual rev, acquired in 2015. Previously Lead PM on FunSpace, which was the largest app on Facebook at the time.

> I was opening a dumpling restaurant as a side project with the goal of bringing amazing Chinese food into central locations in SF and LA, where it was missing. We saw the potential in delivery, but saw it was lacking. Instead of focusing on ONLY Chinese food ONLY in SF and LA, we decided to bring our favorite foods directly to everyone's door.



Dani Sobel Exec Chef

Executive Chef & sake sommelier at Michelin starred and recommend NYC Japanese restaurants. corporate sous for Three Michelin star chef Masa Takayama



Jon Tien Advisor

Currently Head of Engagement at NY Times. Formerly CEO at Kitchen Surfing and SVP of Product at Zynga

Pitch

HIDEOUT

Delivery dining as an experience


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Delivery is the fastest growing segment of the $860B US restaurant market. Delivery is projected to be a trillion dollar global business by 2030. But **delivery is lacking** - there's no joy in the dining experience. We're getting sub par food that's meant for dine-in in the same old takeout containers.



On a train ride in Japan, I had a simple bento and it clicked.

Through a combination of presentation, food quality, and thoughtful touches, I realized that a takeout meal could spark **joy**.




We're turning delivery into its own dining experience

We're reimagining the entire concept of a restaurant. And building it from the ground up.

1	2	3
Customer Experience	Superior Logistics	Omnichannel Brands

1 Designing For The Customer Experience

Most delivery startups think food is a commodity. Long term, we know the food industry **trends towards quality and convenience**. Look how suburban options have evolved from McDonald's to Subway to Panera to now Shake Shack and Sweetgreen.

We're starting with food engineered for delivery, by a Michelin trained chef.

Delivered in branded, delightful packaging that preserves temperature and taste.



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2 Superior Logistics

On the back end, a hub and spoke kitchen model that delivers faster than shared kitchens and generates $10M annual revenue per location.



- At least 10-15 min faster delivery times than shared kitchen facilities
- Ability to operate 10 brands per location
- Payback on CapEx within months

Disclaimer: this slide contains forward looking projections which cannot be guaranteed

We can scale faster than your typical restaurant chain. We can build 15+ kitchens in California alone, generating $150M in annual revenue.

$1M	x	10	=	$10M
Revenue per brand		Brands per kitchen		Revenue per kitchen
$10M	x	15	=	$150M
Revenue per kitchen		Kitchens in CA		Annual revenue in CA

Disclaimer: this slide contains forward looking projections which cannot be guaranteed

Then we'll repeat the hub and spoke model in cities across the US and Europe.



United States

- $860B US restaurant market
- $26.5B US


Mexico

- food delivery sales

With 4X more profitable unit economics than a traditional restaurant.

	TRADITIONAL RESTAURANT	MULTI-CONCEPT KITCHENS	
Food Cost	29%	21%	Focused menus
Labor Cost	35%	16%	No front of house
Rent Cost	10%	3%	No seating or prime real estate
Marketing	5%	10%	Fewer occupancy services
Other Expenses	10%	5%	
Delivery Fees	5%	20%	
Profit Margin	6%	23%	

Disclaimer: this slide contains forward looking projections which cannot be guaranteed

3 Omnichannel Approach To Building Brands



Online

Order via app, website, delivery platforms, SMS, messenger.

Majority of marketing through social media.

Offline

Brick and mortar locations that create unique Hideout experiences such as dine-in, cafes, or bars.

Content As A Differentiator

There's a negative stigma around ghost kitchens. You don't know who's cooking your food or where it's coming from. We're peeling back that layer and telling the stories of our chefs, brands, and food.

All produced by an in-house media team.

You'll be able to watch a video of your favorite Hideout chef cooking a delicious dish, and get it delivered in 15 mins.


5 Must-try Japanese Food Experiences in Los Angeles
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All connected by

A CRM of customers and their order data, sending retention marketing through their preferred channels.



The restaurant of the future is part...

		
Restaurant	DTC Brand	Media Company

The result is the ability to acquire new customers organically and a deeper relationship with our existing ones.

Our long term vision: the Hideout delivery platform, powering delivery operations for co-brands developed with third-party chefs, restaurants, and influencers.

Logistics

1. Hub + spoke kitchen model
2. Labor, rent, COGS efficiency
3. Consistent food quality
4. Analytics platform
5. Multi channel ordering
6. Mobile app

Branding

1. Packaging
2. Design
3. Branded dine-in locations
4. Catering

Marketing

1. Growth - Performance marketing, influencers, partnerships
2. Retention - Email + SMS CRM

Content

1. Brand ambassadors

1. Video
2. Social Media
3. Food / culture discovery

We're changing the economics of the restaurant industry, **allowing cooks to build real wealth**



Here's where we're at now…
1 spoke kitchen, 2 brands

Our approach has fueled organic growth.



$60,000.00
$40,000.00
$20,000.00
$0.00
Monthly Revenue
Moving from a shared kitchen into our own space has 5Xed revenue
Shut down one brand
Off 8 weeks in Apr/May
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20

31%

Customer repeat rate

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the strange beast
BLACK



HEY HI HELLO

HIDEOUT

- Turning delivery into a new, experience-focused category of dining
- $500K run rate, 4.5 stars on Yelp, 31% reorder rate
- Hub and spoke kitchen model delivers faster than shared kitchens and scales national chains at lower CapEx
- Marketing via omnichannel brands backed by CRM database
- Platform to power co-brands with third party restaurants, chefs and influencers